EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Loncor Resources Inc.
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

May 16, 2011.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through CNW Group on May 16, 2011.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1           Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

The plans referred to in the sixth paragraph on page 2 of the News Release is annexed to this report after the News Release.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

May 26, 2011.

Schedule "A"

Loncor Resources Inc.

PRESS RELEASE

Loncor Continues To Drill High Grade Gold IntersectionsAt ItsMakapela
Prospect, Ngayu Project

Results include 4.35 Metres Grading 17.55 G/T Au, 5.63 Metres Grading 13.79 G/T Au and 3.47 Metres Grading 24.94 G/T

Toronto, Canada – May 16, 2011- Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE AMEX: “LON”) is pleased to announcefurther high grade drilling results at the Company's Makapela prospect, Ngayu Gold Project, northeastern Democratic Republic of the Congo (the "DRC").

Exploration at Makapela is focusing on a quartz vein system being exploited by artisanal miners in three large pits (Main, North and SeleSele) which are each between 170 meters and 290 meters in length, located along a strike of 2.2 kilometers. Soil geochemical results indicate that the mineralization continues between these three artisanal workings under a thick soil cover.

Results have been received for an additional 7 drill holes at Makapela and are reported in Table 1 below. Also, results are now available for additional vein intersections in two earlier reported drill holes, which are also included in Table 1. These boreholes intersected the mineralization at vertical depths of between 32 meters and 244 meters below surface. The holes were inclined at between minus 50 degrees and minus 71 degrees, and averaged 209 meters in depth with a maximum downhole depth of 356 meters. Core recovery averaged 98% within the mineralized sections.

Table 1
Hole	Vein	Easting UTM	Northing UTM	Azimuth	Inclination	Mineralization
						From (m)	To (m)	Width (m)	True Width (m)	(g/t) Au*
NMDD008	2	551913	217902	110	-50	35.85	40.20	4.35	2.85	17.55
NMDD009	2	551913	217902	110	-65	51.26	56.89	5.63	2.64	13.79
NMDD013	2	552078	218357	110	-50	92.13	93.23	1.10	0.83	2.65
NMDD014	1	551862	217580	110	-50	113.65	117.12	3.47	2.05	24.94
NMDD015	2	552078	218357	110	-71	151.10	157.53	6.43	4.89	0.60
NMDD016	1	551862	217580	110	-69	212.98	218.72	5.74	2.11	5.02
NMDD017		552062	218533	110	-50	No significant mineralisation
NMDD018		551864	217455	110	-50	No significant mineralisation
NMDD019	2	551861	218265	110	-51	328.03	340.4	12.45	10.62	3.75
Includes:						329.60	337.15	7.55	6.44	5.65
*Assay results reported are uncut.

A-2

From this additional drilling to date (total of 19 core holes), a better understanding of this mineralized system is becoming apparent. It is now interpreted that the main mineralised vein, now termed “Vein 2”, occurs in the North artisanal pit over a strike length of at least 640 metres, while the mineralised vein in the Main pit, now termed “Vein 1”, is a possible splay off Vein 2 in the footwall.

Vein 2 has been intersected on the North pit trend over a strike length of 640 metres down to a maximum vertical depth of 244 metres(open at depth and along strike). The average true width of Vein 2 intersected to date is 4.21 metres with an average grade of 13.09 g/t Au. The most significant intersection is 4.30 true thickness metres grading 64 g/t Au in drill hole NMDD005. Vein 2 tends to have a smokey grey brecciated texture with common disseminations and stringers of pyrite and locally pyrrhotite.  The vein appears to have followed a shear zone within and on the margins of a 2 – 4 metre thick unit of banded iron formation (BIF), and is parallel to the lithological strike.

Vein 1 has been intersected on the Main pit trend over a strike length of 320 metres down to a maximum vertical depth of 198 metres (open at depth and along strike). The average true width of Vein 1 intersected to date is 1.92 metres with an average grade of 13.95 g/t Au. The most significant intersection is 2.05 true thickness metres grading 24.94 g/t Au in drill hole NMDD014. Vein 1 tends to have a glassy, white massive texture and pyrite is much less common than in Vein 2.  The vein crosscuts the lithologic strike and is possibly a splay off Vein 2.

Two kilometres to the north of the North pit, the probable continuation of Vein 2 at the SeleSele pit has been intersected over a strike length of 320 metres(open at depth and along strike). From the limited drilling to date at SeleSele, the mineralization appears to be locally thicker but lower grade than further south at North and Main pits.

Although it was previously thought that this quartz vein system was found at the lithological contact of an intermediate and basic volcanic cycle, further mineralogical studies indicate that Veins 1 and 2 are located within a series of basalt flows and dolerite sills.  The presence of several thin units of BIF indicate periods of quiescence between volcanic episodes, and in the case of the Vein 2 structure, shearing has preferentially taken place at the BIF-basalt contact.

Detailed plan locations of the drill holes together with cross sections are published on the Loncor website with this press release (link: http://www.loncor.com/s/NewsReleases.asp?ReportID=457166).

A third rig is being mobilised to Makapela to accelerate the drilling of Veins 1 and 2 along strike and to a maximum depth of 400-500 metres.

Commenting on the latest drilling results from Ngayu, Peter Cowley, President and C.E.O. of the Company, said: "We continue to be encouraged by the number of high grade intersections at Makapela. The goal of our drilling campaign at Makapela for 2011 is to demonstrate continuity along strike and at depth and to begin delineating the mineral resource."

A-3

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania. The core samples were then crushed down to minus 2 mm, and split with one half of the sample pulverized down to 90% passing 75 microns. Gold analyses were carried out on 50 g aliquots by fire assay. Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Beni, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Loncor is a gold exploration company with two projects in the DRC: the Ngayu and North Kivu projects. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration plans) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Tom Sipos, Vice President, Corporate Development, Telephone: (416) 366-2221 or 1 (800) 714-7938.

549480
550480
551480
552480
553480
220251
219251
218251
217251
216251
215251
4.50 m @ 8.49 g/t
7.00 m @ 5.30 g/t
Area of Figure 3
17.4
Sele Sele Pit
15.6
5.74 m @ 5.20 g/t
Area of Figure 2
2.24
North Pit
12.1
4.20 m @ 11.60 g/t
3.05 m @ 33.40 g/t
10.3
Main Pit
68.7
1.51
1.61
2.82
4.60 m @ 11.42 g/t
Bamako Pit
18.8
Legend
Grab Sample > 1.0 g/t Au
Artisanal Pit Outlines
> 100 ppb Au in Soil
> 50 ppb Au in Soil
4.60m @ 11.42 g/t Channel Intersection
0 200 400 600 800 1,000
Meters
N
Projection: WGS_1984_UTM_Zone_35N
LONCOR
RESOURCES CONGO SPRL

Makapela Prospect
Summary of Soil, Rock and Channel Results

NMDD017
NMDD017 : No significant mineralization
NMDD013
NMDD015
NMDD013 : 1.10 m (0.83 m True) @ 2.65 g/t
NMDD015 : 6.43 m (4.89 m True) @ 0.60 g/t
NMDD019
NMDD012
NMDD002
NMDD005
NMDD002 : 6.76 m (4.30 m True) @ 7.01 g/t
NMDD005 : 7.19 m (4.30 m True) @ 64.00 g/t
NMDD012 : 6.98 m (4.48 m True) @ 9.06 g/t
NMDD019 : 12.45 m (10.62 m True) @ 3.75 g/t
Including : 7.55 m (6.44 m True) @ 5.65 g/t)
NMDD020
North Pit
NMDD010
NMDD011
NMDD010 : 6.26 m (3.94 m True) @ 17.64 g/t
NMDD011 : 8.29 m (3.23 m True) @ 1.23 g/t
NMDD020 : Results Awaited
VEIN 1
NMDD008
NMDD009
NMDD008 : 4.35 m (2.85 m True) @ 17.55 g/t
NMDD009 : 5.63 m (2.64 m True) @ 13.79 g/t
NMDD008 : 2.40 m (1.44 m True) @ 2.17 g/t
NMDD009 : 1.17 m (0.52 m True) @ 25.74 g/t
NMDD021
NMDD021 : Results Awaited
NMDD001
NMDD007
Main Pit
NMDD001 : 4.08 m (3.10 m True) @ 15.20 g/t
NMDD007 : 2.45 m (0.87 m True) @ 4.11 g/t
NMDD021 : In Progress
NMDD024 : Results Awaited
NMDD024
VEIN 2
NMDD014
NMDD016
NMDD014 : 3.47 m (2.05 m True) @ 24.94 g/t
NMDD016 : 5.74 m (2.11 m True) @ 5.02 g/t
NMDD024 : Results Awaited
NMDD018
NMDD018 : No significant mineralization
Legend
Drill Hole Collars
Mineralized Zone
Artisanal Pit Outline
551450
551650
551850
552050
552250
218600
218400
218200
218000
217800
217600
217400
100 50 0 100
Meters
N
LONCOR
RESOURCES CONGO SPRL
Makapela Prospect
Summary of Drilling Results
in the Main and North Pit Area

NMDD0025
NMDD025:In Progress
Sele Sele Pit
NMDD003
NMDD004
NMDD003 : 5.90 m @ 5.14 g/t
NMDD004 : 5.00 m @ 2.88 g/t
NMDD0022
NMDD0023
NMDD022 : Results Awaited
NMDD023 : Results Awaited
VEIN 2
Legend
Drill hole Collars
Mineralized Zone
Artisanal Pit Outline
552250
552350
552450
552550
552650
219880
219780
219680
219580
219480
219380
0 20 40 60 80 100
Meters
N
LONCOR
RESOURCES CONGO SPRL
Makapela Prospect
Summary of Drilling Results
in the Sele Sele Pit Area